UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 26, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	BHP Group Limited

ABN	49 004 028 077

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mike Henry

Date of last notice	02 February 2022

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	—
Date of change	19 August 2022 and 23 August 2022
No. of securities held prior to change

Ordinary shares:

521,592 ordinary shares in BHP Group Limited

Options and other rights:

791,486 maximum number of Long Term Incentive Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan).

187,304 Cash and Deferred Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan).

Class	Ordinary shares in BHP Group Limited
Number acquired	262,368 ordinary shares in BHP Group Limited

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed	123,356 ordinary shares in BHP Group Limited
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Vest of 262,368 share awards for nil consideration. On-market sale of 123,356 ordinary shares in BHP Group Limited at AUD $41.44 per share.
No. of securities held after change

Ordinary shares:

660,604 ordinary shares in BHP Group Limited

Options and other rights:

573,466 maximum number of Long Term Incentive Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan).

142,956 Cash and Deferred Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

The acquisition of:

•  218,020 ordinary shares in BHP Group Limited following the vesting of share awards under the Long Term Incentive Plan; and

•  44,348 ordinary shares in BHP Group Limited following the vesting of share awards under the Cash and Deferred Plan.

The on-market sale of 123,356 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the vesting of share awards described above.

*The five-year performance period for the 2017 Long Term Incentive Plan ended on 30 June 2022. Mike Henry’s 2017 Long Term Incentive Plan award comprised 218,020 awards (awarded prior to his appointment as CEO), subject to the achievement of the relative Total Shareholder Return performance conditions and any discretion applied by the Remuneration Committee. The performance against the Total Shareholder Return conditions resulted in 100 per cent of the awards vesting. Further detail in respect of the 2017 Long Term Incentive Plan awards is provided in BHP’s Remuneration Report released on 16 August 2022.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a + closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson Group Company Secretary
Contact details	Stefanie Wilkinson T + 61 3 9609 2153 T + 61 3 9609 3500

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

26 August 2022

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Edgar Basto-Baez

2	Reason for the notification

a)	Position/status	PDMR (President, Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 28,245 ordinary shares in BHP Group Limited following the vesting of share awards under the Management Award Plan and 3,404 ordinary shares in BHP Group Limited following the vesting of uplift share awards under the Management Award Plan.

2. The on-market sale of 14,881 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Transaction	Price	Volume

		1	Nil	31,649

		2	AUD $41.44	14,881

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2022-08-19 2. 2022-08-23

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

b)	Position/status	PDMR (Chief Executive Officer)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 218,020 ordinary shares in BHP Group Limited following the vesting of share awards under the Long Term Incentive Plan and 44,348 ordinary shares in BHP Group Limited following the vesting of share awards under the Cash and Deferred Plan.

2. The on-market sale of 123,356 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Transaction	Price	Volume

		1	Nil	262,368

		2	AUD $41.44	123,356

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2022-08-19 2. 2022-08-23

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	David Lamont

2	Reason for the notification

b)	Position/status	PDMR (Chief Financial Officer)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	The acquisition of 79,890 ordinary shares (including 8,592 additional uplift awards allocated as part of the merger of BHP’s Petroleum business with Woodside) in BHP Group Limited following the vesting of sign-on performance share awards granted when David Lamont joined BHP as Chief Financial Officer.

c)	Price(s) and volume(s)	Transaction	Price	Volume

		1	Nil	79,890

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	2022-08-19

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery (President Petroleum from 1 July 2021 to 31 May 2022 and Senior Executive Officer from 1 June to 30 June 2022)

2	Reason for the notification

b)	Position/status	PDMR (Senior Executive Officer)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 28,527 ordinary shares in BHP Group Limited following the vesting of share awards under the Management Award Plan, the acquisition of 25,490 ordinary shares in BHP Group Limited following the vesting of share awards under the Cash and Deferred Plan, the acquisition of ordinary shares in BHP Group Limited following the vesting of 3,438 uplift share awards under the Management Award Plan and the acquisition of 3,072 ordinary shares in BHP Group Limited following the vesting of uplift share awards under the Cash and Deferred Plan.

2. The on-market sale of 23,821 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Transaction	Price	Volume

		1	Nil	60,527

		2	AUD $41.44	23,821

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2022-08-19 2. 2022-08-23

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	John Udd

2	Reason for the notification

b)	Position/status	PDMR (President, Minerals Americas)

c)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 21,231 ordinary shares in BHP Group Limited following the vesting of share awards under the Management Award Plan and the acquisition of 2,559 ordinary shares in BHP Group Limited following the vesting of uplift share awards under the Management Award Plan.

2.Theon-market sale of 11,186 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Transaction	Price	Volume

		1	Nil	23,790

		2	AUD $41.44	11,186

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2022-08-19 2. 2022-08-23

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (ASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 26, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary